TowerBrook Financial, L.P.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	437,797
Receivable from affiliate, net		261,325
Prepaid expenses and other assets		60,272
Furniture		8,065
Less: Accumulated depreciation		(3,840)
Net fixed assets		4,225
Total assets	$	763,619

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	95,670
Total liabilities		95,670

Commitments and contingencies (Note 5)

Partners' capital		667,949
Total liabilities & partners' capital	$	763,619

The accompanying notes are an integral part of this statement of financial condition.